Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, October 23, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 16 to October 20, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16/10/2023	471,728	63.280795	29,851,322.86	XPAR
16/10/2023	80,000	63.292387	5,063,390.96	CEUX
16/10/2023	15,000	63.313399	949,700.99	TQEX
16/10/2023	20,000	63.320920	1,266,418.40	AQEU
17/10/2023	445,864	63.183687	28,171,331.42	XPAR
17/10/2023	105,000	63.228711	6,639,014.66	CEUX
17/10/2023	15,000	63.188451	947,826.77	TQEX
17/10/2023	20,000	63.190023	1,263,800.46	AQEU
18/10/2023	446,004	63.745392	28,430,699.81	XPAR
18/10/2023	100,000	63.741289	6,374,128.90	CEUX
18/10/2023	15,000	63.748289	956,224.34	TQEX
18/10/2023	20,000	63.747807	1,274,956.14	AQEU
19/10/2023	463,225	63.008134	29,186,942.87	XPAR
19/10/2023	90,000	62.985772	5,668,719.48	CEUX
19/10/2023	15,000	62.998863	944,982.95	TQEX
19/10/2023	20,000	62.993988	1,259,879.76	AQEU
20/10/2023	459,963	63.156383	29,049,599.39	XPAR
20/10/2023	90,000	63.162989	5,684,669.01	CEUX
20/10/2023	15,000	63.163910	947,458.65	TQEX
20/10/2023	20,000	63.167575	1,263,351.50	AQEU
Total	2,926,784	63.275739	185,194,419.31

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).